MONA LISA SONG, LLC

(A Wholly Owned Subsidiary of Ditto Music PTE. LTD.)
(A Delaware Limited Liability Company) (A Development Stage Company)

FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

FOR THE PERIOD FROM AUGUST 27, 2021 (INCEPTION) TO SEPTEMBER 30, 2021

MONA LISA SONG, LLC

(A Wholly Owned Subsidiary of Ditto Music PTE. LTD.)
(A Delaware Limited Liability Company) (A Development Stage Company)

TABLE OF CONTENTS

September 30, 2021

ALAN T. SCHIFFMAN, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples, FL 34110
Telephone 239-595-0314;   Fax 239-594-7984
Email: ats@naplescpa.net   Website: alantschiffman.com

To the Members
Mona Lisa Song, LLC
Dover, Delaware

Independent Accountant's Review Report

We have reviewed the accompanying financial statement of Mona Lisa Song, LLC, (a wholly owned subsidiary of Ditto Music PTE. LTD.)(a Delaware Limited Liability Company) which comprise the Statement of Financial Position as of September 30, 2021, and the related statements of operations, changes in sole member equity, and cash flows for the period from August 27, 2021 (inception) to September 30, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I (we) do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of Mona Lisa Song, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews. This Review is restricted to the current Form C campaign filing of the Company with Republic.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.



Alan T. Schiffman, CPA PC
November 3, 2021

MONA LISA SONG, LLC
(A Wholly Owned Subsidiary of Ditto Music Pte. Ltd.)
Statement of Financial Position
As of September 30, 2021

		2021
ASSETS		
Intellectual Property, Copyrights and Production rights	$	440,000
Artist advance	$	243,750
Cash	$	1
	$	683,751
Other Assets		
Registration costs	$	19,250
Total assets	**$**	**703,001**
LIABILITIES AND SOLE MEMBER'S CAPITAL		
Amounts due Parent Company	$	723,250
Membership Units:		
Class A, units authorized to be determined, no units outstanding		
Class B, 1,000 units authorized, 1,000 units outstanding	$	1
Retained earnings (deficit)	$	(20,250)
Total liabilities and members' capital	**$**	**703,001**

See accompanying notes to the financial statements

MONA LISA SONG, LLC

(A Wholly Owned Subsidiary of Ditto Music Pte. Ltd.)

Statement of Operations

For the Period from August 27, 2021 (Inception) to September 30, 2021

	2021
Revenue	$ -
Expenses:	
Organization expense	$ 20,250
Loss	$ 20,250

MONA LISA SONG, LLC

(A Wholly Owned Subsidiary of Ditto Music Pte. Ltd.)

Statement of Members' Equity

For the Period from August 27, 2021 (Inception) through September 30, 2021

	Unit
Balance as of August 27, 2021	
Member investment	$ 1
Net loss	$ (20,250)
Member withdrawals	
Balance as of September 30, 2021	**$ (20,249)**

See accompanying notes to the financial statements

MONA LISA SONG, LLC

(A Wholly Owned Subsidiary of Ditto Music Pte. Ltd.)

Statement of Cash Flows
For the Period from August 27, 2021 (Inception) through September 30, 2021

		2021
Cash Flow From Operating Activities:		
Net income (loss)	$	(20,250)
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
Increase/ (decrease) in operating liabilities	$	723,250
Decrease/ (increase) in operating assets		
Net cash provided by (utilized in) operating activities	$	703,000
Investing Activities		
Production rights	$	(440,000)
Artist Advance	$	(243,750)
Registration costs	$	(19,250)
	$	(703,000)
Financing Activities		
Proceeds from issuance of Membership Unit	$	1
Net cash provided by (used in) financing activities	$	1
Net (decrease)/increase in cash and cash equivalents	$	1
Cash and cash equivalents, beginning of year	$	-
Cash and cash equivalents, end of period	$	1

See accompanying notes to the financial statements

MONA LISA SONG, LLC
(A Wholly Owned Subsidiary of Ditto Music, PTE. LTD.)
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2021

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Mona Lisa Song, LLC, (Company), a wholly owned subsidiary of Ditto Music PTE. LTD. and a Delaware limited liability company, was formed on August 27, 2021. The Company is organized to sell Non-fungible tokens (NFTs). An NFT is a digital asset that represents real-world objects like art, music, in-game items and videos. NFTs are bought and sold online frequently with cryptocurrency and they are generally encoded with the same underlying software as many cryptos. NFTs are unique and may be non-interchangeable unit of data stored on a digital ledger (blockchain). NFTs can be used to represent easily-reproducible items such as photos, videos, audio and other types of digital files as unique items (analogous to a certificate of authenticity), and use blockchain technology to establish a verified and public proof of ownership. Copies of the original file are not restricted to the owner of the NFT and can be copied and shared like any file.

Since August 27, 2021 (inception), the Company has relied upon its sole member to manage the Company and to enter into legal contracts and agreements to generate future earnings and profits and where necessary to fund cash flow to pay for production rights, artist advances, professional fees and other operating expenses. (See discussions below). For the period from inception to September 30, 2021, the sole member has made payments on behalf of the Company in the amount of $723,250. The Company has generated a loss of $20,250 for the period from August 27, 2021 to September 30, 2021. During the next twelve-month period, the Company will raise additional capital from the sale of Class A Membership Units to fund operations. See discussion below.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering Class A Membership Units from a minimum of $25,000 to $500,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached for a more comprehensive discussion of management, risk factors, commissions paid for the sale of Membership Units and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about current, and for some estimates, future, economic, and market conditions which affect reported amounts and related footnote disclosures in the financial statements. Although current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the expectations which could materially affect the results of operations and financial position of the Company. It is reasonably possible that changes in estimates will occur in the near term.

Specifically, a number of estimates have been and will continue to be affected by the consequences of the COVID-19, pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such change could result in future impairments of certain assets.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to global general business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company will consider short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of September 30, 2021, the Company had $1 of cash on hand.

Intellectual Property Rights, Copyrights and Production Rights

The Company capitalizes all costs incurred to acquire intellectual production rights and to produce future saleable NFTs. Once the asset is produced, any insignificant changes thereto will be expensed. The asset will be amortized over a period of time utilizing the individual forecast computation method; matching revenues and the costs during the same period. The amortization rate is determined by dividing the current period actual revenue by the estimated remaining ultimate revenue as of a certain point of time.

Periodically, the Company evaluates the asset for any impairment to determine whether events and circumstances have development that warrant revision of the estimated benefit period and writing off non-performing assets in a timely manner.

Advances to Artists, Receivables and Credit Policy

From time to time, the Company will make advances to artists, music companies and other entities related to the sale of NFTs. As of September 30,2021, the Company has made Artist Advances aggregating $243,750.

Trade accounts receivables, if any, will be recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property, Equipment and Depreciation

Property and equipment will be recorded at cost. Depreciation of property and equipment will be charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company will be taxed as a partnership for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the period ended September 30, 2021.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligation have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are to be expensed as incurred. The Company has incurred $20,250 of organization expenses.

Advertising and marketing expenses

The Company will expense advertising, marketing and printing costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help. investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTELLECTUAL PROPERTY, COPYRIGHTS AND PRODUCTION RIGHTS

Pursuant to a Copyright NFT Deal Memo dated September 6, 2021, and the Opulous-Music Publishing Copyright Buyout Agreement dated September 18, 2021, the Company's parent company purchased from the producer and the artist, fifty percent (50%) of the master rights and fifty percent (50%) of the publishing rights to the master recording incorporating the musical composition titled "Mona Lisa" as performed by a specific artist. As of October 28, 2021, the Company's parent company paid the publisher/writer $150,000, and has assigned production and copyright to the Company. The economic impact of this subsequent event is included in the Company's financial statements as of September 30, 2021. The Company is therefore entitled to any applicable economic benefits from master rights, title and interest, along with a security interest, in the royalties arising from all applicable digital transmission attributable to the Work (assigned royalties). The Company capitalizes all costs applicable to production rights. As assignee of the transaction rights from it parent company, the Company has a non-exclusive, irrevocable, non-sublicensable and worldwide license to download and make digital copies (but not to modify) the "Work" and digital artwork arising from the Work" solely for the purpose of embedding or linking such copies to the NFTs. As of September 30, 2021 the Company has purchased $440,000 in copyrights and production rights from an independent producer and artist. The

The production rights asset will be amortized over a period of time utilizing the individual forecast computation method for each asset; matching revenues and the costs during the same operational period. The amortization rate is determined by dividing the current period actual revenue by the estimated remaining ultimate revenue as of a certain point of time. Any impairment to the asset will be recorded during the period of loss of value.

NOTE 4 - INCOME TAXES

The Company will file its income tax returns for the period from August 27, 2021 to December 31, 2021. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a partnership, a standard flow through entity.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 5 – LEASE CONTRACT ARRANGEMENTS

The Company does not have a current lease for office space. In the future when the Company signs a long-term lease, the Company will adopt ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Upon the execution of a longer-term lease, management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

NOTE 6 – MEMBER EQUITY

Pursuant to the Amended and Restated Operating Agreement of Mona Lisa Song, LLC, dated as of November 2, 2021 (Agreement) the Company was organized by a Sole Member, Ditto Music PTE, LTD. of Singapore.

The Agreement establishes Class A and Class B membership units. The Class A Units are not entitled to vote unless the right to vote is expressly granted by the Manager or Applicable Law. The Agreement does not provide for the number of Class A membership units or the pricing of each unit. The Class A Membership Units will be represented by certain blockchain-based digital tokens (each an "S-NFT") which initially will be Algorand Standard Assets issued on the "Algorand Blockchain Protocol." For additional information regarding the number of Class A Membership Units offered herein, see Form C.

There are 1,000 Class B Membership Units all owned by Ditto Music Pte. Ltd. The Class B Member is entitled to vote on all matters The Members owning each Class of Membership Unit will be entitled to a pro-rata and pari-passu interest in earnings, distributions and other rights applicable to the Company. The Sole Member owns one thousand (1,000) Membership Units representing one hundred percent (100%) of the Class B Membership Units. The Sole Member has invested $1 in the Company as of September 30, 2021.

Net income and loss of the Company will be allocated on a pro rata basis in accordance with the Membership Interests. A Member's deficit balance in a capital account does not have to be restored. No Member is entitled to withdraw any part of the Capital Account or to receive a distribution from the Company, except as provided in the Agreement. See the Amended and Restated Operating Agreement of Mona Lisa Song, LLC, dated as of November 2, 2021, for additional information regarding the Agreement.

The Agreement allows for subsequent Classes of Units which may be created by the sole discretion of the Manager. The Agreement sets forth the (i) authority of the Manager, (ii) the powers of the Manager, (iii) reimbursement of all ordinary, necessary and direct expenses incurred by the Manager on behalf of the Company in carrying out the business activities of the Company and (iv) compensation for services in the amount of two and one-half percent (2.5%) per annum of the Company's Gross Revenue. As of September 30, 2021, no management fee is due.

If the Company advances money on behalf of a Member for advances that the Company makes, it may charge the Member 2.5% per annum. In addition, the Agreement addresses the addition of members, capital accounts, distributions, the assignment of interests to others, management, voting, dissolution and other provisions. The Agreement does not provide for guaranteed payments to the Member. For a more comprehensive understanding of the Agreement see Exhibits elsewhere herein.

The Agreement also provides, that at the sole discretion of the Manager, the Company may convert into a corporation.

NOTE 7– RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8– COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of September 30, 2021.

NOTE 6 – MANAGEMENT AGREEMENT

The aforesaid Operating Agreement designates Ditto Music PTE LTD as the Manager of the Company (Manager). The Manager must maintain standards of care in performance of duties and obligations including banking, borrowing, selecting professionals and other operating decisions. The Manager is to be reimbursed for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company. In addition the Manager will receive a management fee paid quarterly in arrears in the amount equal to 2.50% of the Company's quarterly gross revenue.

The Manager operates other entities and from time to time may have a conflict of interest with the business of the Company.

NOTE 9– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021. For the period from inception through September 30, 2021, the Company has incurred losses aggregating $20,250. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from October 1, 2021 through November 3, 2021, the date that the financial statements were available to be issued. See discussions below.

In connection with a Novation and Assignment Agreement dated October 18, 2021, by and between the Company and its Parent Company, the Parent Company (Opulous) assigned all of it rights under an Assignment Agreement dated August 20, 2021 regarding the purchase from an artist and his producer. See discussion above.

Crowdfunded Offering

As of September 15, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's Class A Membership Units under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $500,000 of Class A Membership Units. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein for the discussion of the number of Class A Membership Units being offered.

Issuance of Company Class A Membership Units

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Securities Act.

Surcharges means the following fees as incurred by the Republic:
  i) If the Company experiences a Material change to the Offering which requires the reconfirmation of investment commitments pursuant to Reg. CF Rule 304, the Company will pay an additional one-thousand dollar ($1,000) fee to Republic for the additional work associated with effecting each such Material change to the Offering.
  ii) Any edits to the Offering page after the filing of the Form C which are substantial (as determined by Republic's reasonable discretion) will incur a charge of five hundred dollars ($500) per change request, provided that no Surcharges will be incurred for the correction of typos made by the Company or errors made by Republic.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.